June 20, 2025

Scott LaPorta
Chief Executive Officer
Vendome Acquisition Corp I
1090 Center Drive
Park City, UT 84098

       Re: Vendome Acquisition Corp I
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 6, 2025
           File No. 333-286534
Dear Scott LaPorta:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 12, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Our warrant agreement designates the courts . . . , page 80

1. We note this provision applies to federal securities law claims. As the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise the warrant agreement filed as Exhibit 4.4 to address whether this applies to Securities Act claims.
 June 20, 2025
Page 2
Dilution, page 97

2. We note your response to our prior comment 5 and your revisions to your filing.
       Additionally, we note you have revised your filing elsewhere to include a discussion of a Working Capital Convertible Note that may be convertible into Class A ordinary shares. Please further expand your narrative disclosure to describe this potential source of future dilution, or tell us how you determined such revision is not necessary.
       Reference is made to Item 1602(c) of Regulation S-K.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Gil Savir